UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-20394
CUSIP Number: 189875107

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: June 30, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I
REGISTRANT INFORMATION

Full name of registrant: ‘mktg, inc.’

Former name if applicable:

Address of principal executive office (Street and number):
75 Ninth Avenue

City, State and zip code:
New York, New York 10011

PART II
RULE 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

          The Registrant’s Form 10-Q for the period ended June 30, 2009 could not be filed within the prescribed time period because the Registrant was unable to complete the preparation for filing of Item 1, Financial Statements, and Item 2, Management’s Discussion and Analysis, prior to the close of business on August 14, 2009. Accordingly, the Registrant could not prepare and file the Form 10-Q without unreasonable effort or expense.

PART IV
OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

James R. Haughton	(212)	660-3800

(Name)	(Area Code)	(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                     ☐ Yes   ☒ No

          The Registrant has not filed its Form 10-K for the year ended March 31, 2009.

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     ☒ Yes   ☐ No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant expects to report net income of approximately $135,000 for its first fiscal quarter ended June 30, 2009, or $0.02 per diluted share, compared to a net loss of $(835,000), or $(0.12) per diluted share for quarter ended June 30, 2008. Sales are expected to decrease from $22,238,000 in the quarter ended June 30, 2008, to approximately $19,800,000 for the quarter ended June 30, 2009. The increase in net income is primarily the result of decreases in compensation and general and administrative costs and expenses, and decreases in reimbursable and outside productions costs and expenses. The decrease in sales is primarily the result of decreases in reimbursable and outside productions costs and expenses.

‘mktg, inc.’

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

August 17, 2009	/s/ James R. Haughton

Date	James R. Haughton, Senior Vice President -- Controller